UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the months of: July 1 to July 31, 2009
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES
Exhibit Index
EX-99.1: Production Start-up of Tyrihans Oil and Gas Field, Norwegian Sea
EX-99.2: Serious Accident at the Carling-Saint-Avold Plant
EX-99.3: Bertrand de La Noue is appointed Vice-President, Investor Relations
EX-99.4: Jerome Schmitt to be appointed Group Treasurer
EX-99.5: Total Awarded New Offshore Exploration Block, Cameroon
EX-99.6: Patrice de Vivies Appointed Senior Vice President, Northern Europe, Total Exploration & Production
EX-99.7: Jacques Maigne appointed Chairman and Chief Executive Officer of Hutchinson
EX-99.8: Second Quarter 2009 Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: August 3, 2009	By:	/s/ CHARLES PARIS DE BOLLARDIèRE
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

Exhibit Index

EXHIBIT 99.1	Norwegian Sea: Production Start-up of Tyrihans Oil and Gas Field (July 8, 2009)

EXHIBIT 99.2:	Serious Accident at the Carling-Saint-Avold Plant (July 15, 2009)

EXHIBIT 99.3:	Bertrand de La Noue is appointed Vice-President, Investor Relations (July 16, 2009)

EXHIBIT 99.4:	Jérôme Schmitt to be appointed Group Treasurer (July 16, 2009)

EXHIBIT 99.5:	Cameroon: Total Awarded New Offshore Exploration Block (July 21, 2009)

EXHIBIT 99.6:	Patrice de Viviès Appointed Senior Vice President, Northern Europe, Total Exploration & Production (July 22, 2009)

EXHIBIT 99.7:	Jacques Maigné appointed Chairman and Chief Executive Officer of Hutchinson (July 29, 2009)

EXHIBIT 99.8:	Second Quarter 2009 Results (July 31, 2009)